LEASE AGREEMENT

Lessor: Hong Kong Yilishen Trading Co., Ltd. (hereafter referred to as "Party A").

Lessee: eGene, Inc. (hereafter referred to as "Party B").

Party A and party B agreed the terms and conditions as follows:

1.   Party A has agreed to rent Units 901, No. 10 Hong Zong Road, Shanghai, 201103, People Republic of China (the "Building") to Party B for business use. The building area is shown in Appendix 1, which is marked in red on the floor plan attached to this Agreement for identification.

2.   Lease period: Five years starts from January 1, 2007 to December 31, 2011.

3.   Lease payments: From January 1, 2007 to December 31, 2007, the monthly lease payment is RMB One Hundred Thousand (100,000) Yuan Only. From January 1, 2008 to December 31, 2009, the monthly lease payment is RMB One Hundred Ten Thousand (110,000) Yuan Only. From January 1, 2010 to December 31, 2011, the monthly lease payment is RMB One Hundred Twenty Thousand (120,000) Yuan Only. All lease payments shall be wired to the bank account designated by Party A and paid in US Dollar calculated according to the medium USD/RMB exchange rate issued by Bank of China on the 1st day of every six month.

4.   The lease amount is paid semi-annually in advance. The first installment should be paid before March 15, 2007. The following lease payments should be made payable within fifteen (15) days after every six months.

5.   The lease deposit under this Agreement is RMB Six Hundred Thousand (600,000) Yuan Only. Party B shall wire the lease deposit to the bank account designated by Party A and paid in US Dollar calculated according to the medium USD/RMB exchange rate issued by the Bank of China before March 15, 2007. Party A shall have the right to deduct from the lease deposit any unpaid rent which is due or other liquidated damages and to claim any remaining balance from Party B. The lease deposit shall be refunded without interest to Party B within Ninety (90) days after Party B has returned the Building in good condition to Part A and paid all fees upon expiration of the lease agreement.

6. If Party B fails to pay or is late on making lease payments or relevant fees, Party A shall charge Part B a late fee of 0.05% of the overdue amount per day.

7. If Party B intends to make any tenant improvement on the Building, Party B should inform Party A of the scale of the tenant improvement first and construct in accordance with the rules and regulations as imposed by the government. All the costs and expenses incurred thereon and all the effect inherent with the renovation work should be borne by Party B.

8. Party B shall not change the structure of the Building and its usage. After the termination or expiration of this agreement, Party B shall return the Building in good condition. If Party B refuses or fails to comply with the aforesaid requirements, then Party A has the right to deduct a sufficient amount (including property management fees) from the deposit and use that amount to complete the restoration, dismantling, removal and repair of its own accord and to cover any losses suffered by Party A. Party A shall claim against Party B for the remaining costs if the deposits are not sufficient.

9. Party B shall take the sole responsibility of the safety, maintenance and cleaning of the Building.

10. Party B shall be responsible for any conduct by its employees, visitors, construction workers, and decoration workers and shall be liable for any damage to Party A or any third party caused by the conduct of the aforesaid persons.

11. Party B shall not sub-lease the Building, or otherwise, Party A shall have the right to terminate this agreement and retain the Building.

12. All the utilities and building management fee during the lease period shall be paid by Party B.

13. All the taxes or government fees payable during the lease period should be borne by party B.

M.S.

14. During the lease period, Party A shall have the right to retain the Building in accordance with the requirements imposed by its superior government divisions because of the changes in government policies. Under this situation, Party A should inform Party B sixty (60) days in advance and terminate the agreement. Party A should also repay back the excess of the lease to Party B and Party B should move out the Building unconditionally.

15. The utilities such as the pipelines for communication, water, electricity may pass through the Building. Party A or its designated management company has the right to enter into the Building area leased by Party B for inspection, maintenance or renovation but shall give Party B advanced notice.

16. If Party B is responsible for any damage to the Building, it shall have the Building repaired according to the requirements of Party A or the designated management company within one month upon receiving notice from Party A or the designated management company. If Party B fails to have the units repaired according to the requirements, Party A or the management company has the right to enter the office space for maintenance and repair, and Party B shall be liable for the losses and fees resulting from its negligent conduct.

17. This agreement has altogether two copies, each party shall retain one copy. This agreement is effective upon the date of execution by both parties.

Lessor: Lessee:
Hong Kong Yilishen Trading Co., Ltd. eGene, Inc.



Date: December 15, 2006

Appendix 1

